CODE OF ETHICS
Most Recently Revised:

Background
Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

Risks
In developing these policies and procedures, Timbercreek considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Supervised Persons do not understand the fiduciary duty that they, and Timbercreek, owe to Clients;

•	Supervised Persons and/or Timbercreek fail to identify and comply with all applicable Federal Securities Laws;

•	Supervised Persons do not report personal Securities transactions;

•	Supervised Persons trade personal accounts ahead of Client accounts;

•	Supervised Persons allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

•	Personal trading in Securities also held by a Mutual Fund advised by Timbercreek

•	Timbercreek does not provide its Code of Ethics and any amendments to all Supervised Persons; and

•	Timbercreek does not retain Supervised Persons’ written acknowledgements that they received the
Code of Ethics and any amendments.

Timbercreek has established the following guidelines to mitigate these risks.

Policies and Procedures
Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, Timbercreek and its Supervised Persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Supervised Persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Timbercreek to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his or her duties under the Manual.

All Supervised Persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Supervised Persons. Supervised Persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Timbercreek’s services, and engaging in other professional activities.

We expect all Supervised Persons to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Timbercreek must act in its Clients’ best interests. Neither Timbercreek, nor any Supervised Person should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Supervised Persons are generally expected to discuss any perceived risks, or concerns about Timbercreek’s business practices, with their direct supervisor. However, if a Supervised Person is uncomfortable discussing an issue with his or her supervisor, or if he or she believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform each Mutual Fund’s CCO of such change and ensure that the change is approved by each Mutual Fund’s Board no later than six months after the change.

Reporting Violations

Improper actions by Timbercreek or its Supervised Persons could have severe negative consequences for Timbercreek, its Clients, and its Supervised Persons. Impropriety, or even the appearance of impropriety, could negatively impact all Supervised Persons, including people who had no involvement in the problematic activities.

Supervised Persons must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO. Any problems identified during the review will be addressed in ways that reflect Timbercreek’s fiduciary duty to its Clients.

A Supervised Person’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Supervised Person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a Supervised Person believes that he or she has been retaliated against, he or she should notify the CCO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Supervised Person’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject a Supervised Person to civil, regulatory or criminal sanctions. No Supervised Person will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. The TAML Head office CCO will provide oversight and a supervisory function over the CCO. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of this Code of Ethics has occurred, Timbercreek will report its findings to the Mutual Fund’s Board of Directors or Trustees pursuant to Rule 17j-1.

Distribution of the Code and Acknowledgement of Receipt

Timbercreek will distribute this Manual, which contains the Company’s Code of Ethics, to each Supervised Person upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Supervised Persons must use the Sungard Protegent PTA (“PTA system”) to acknowledge that they have received, read, understood, and agree to comply with the Company’s policies and procedures described in this Manual, including this Code of Ethics.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Timbercreek, Supervised Persons, and current or prospective Clients. Any failure to identify or properly address a conflict can have severe negative repercussions for Timbercreek, its Supervised Persons, and/or Clients. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Timbercreek’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Supervised Persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Timbercreek and/or its Supervised Persons on one hand, and Clients on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients over the interests of Timbercreek and its Supervised Persons. If a Supervised Person believes that a conflict of interest has not been identified or appropriately addressed, that Supervised Person should promptly bring the issue to the CCO’s attention.

In some instances conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Supervised Persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.

Personal Securities Transactions

Supervised Person trades should be executed in a manner consistent with our fiduciary obligations to our Clients: Trades should avoid actual improprieties, as well as the appearance of impropriety and must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Supervised Person’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Timbercreek’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, or non-clients over which Access Persons exercise investment discretion. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.
It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts, or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

Timbercreek requires Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by Timbercreek or an affiliate;

•	Interests in 529 college savings plans; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Timbercreek or an affiliate.

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in Timbercreek’s Personal Securities Transactions policy.

Pre-clearance Procedures

Access Persons, including the CCO, over whose trades the TAML CCO will have supervising authority, must pre-clear all trades online via the PTA system. Furthermore written clearance is required for any transactions involving IPOs and Private Placements. The Head Office CCO will manually review any written clearance requests. Timbercreek may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted for a specified period of time, the Supervised Person receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration. Supervised Persons should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of Timbercreek’s pre-clearance procedures.

As noted in the Personal Trading Policy, Timbercreek’s Restricted List identifies and monitors securities that Access Persons are not permitted to trade.

Reporting

Timbercreek must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must submit all account information, including initial holdings, and ensure that account statements are delivered directly to Sungard, as administrator of the PTA System. Any newly opened accounts and initial holdings must also be entered into the PTA System by the Access Person, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Access Persons must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Access Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the PTA system within 30 days of the end of each calendar quarter.

Access Persons must utilize the PTA system to fulfill quarterly reporting obligations. Any transactions that are not automatically captured through the PTA system must be submitted manually by the Access Person.

If an Access Person did not have any transactions or account openings to report, this should be indicated through the PTA system within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the PTA system on or before February 14th of each year, and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person. Initial holdings reports should be submitted using duplicate account statements since data feeds will most likely be unavailable within the 10 day reporting period on the PTA system. Annual holdings reports should be submitted using the PTA system.

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If an Access Person does not have any holdings and/or accounts to report, this should be indicated on the PTA system within 10 days of becoming an Access Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•
Any reports with respect to Securities held in accounts over which the Access Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement and/or a written certification from an unaffiliated investment adviser, and may provide employees with the exact wording and a clear definition of "no direct or indirect influence or control" that the adviser consistently applies to all Access Persons. On a sample basis, the CCO may request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to Timbercreek's Code, absent reliance on the reporting exception. Access Persons who claim they have no direct or indirect influence or control over an account are also required to complete the attached Exempt Accounts Certification upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on Timbercreek’s receipt of the attached Exempt Accounts Certification and other satisfactory documentary evidence (e.g., copy of advisory agreement, certification from adviser, etc.) as directed by the CCO. Access Persons should consult with the CCO before excluding any accounts, especially those held by immediate family members sharing the same household.

Personal Trading and Holdings Reviews

Timbercreek’s Personal Trading Policy and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO will closely monitor Supervised Access Persons’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any Security, with particular attention paid to potential market- timing of mutual funds;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Nonpublic Information.

The CCO will review all reports submitted pursuant to the Personal Trading Policy and procedures for potentially abusive behavior, and will compare Access Person trading with Clients’ trades as necessary. Upon review, the CCO will initial and date each report received, and will attach a written description of any issues noted. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

The Head Office CCO will monitor the CCO’s personal Securities transactions for compliance with the
Personal Trading Policy and procedures.

Disclosure of the Code of Ethics

Timbercreek will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for Timbercreek’s Code of Ethics should be directed to the CCO.

Compliance Manual Acknowledgement

All Supervised Persons will provide a written acknowledgement documenting their initial receipt of Timbercreek’s Code of Ethics and Compliance Manual initially at the outset of their employment, annually thereafter and as material updates are made to the Compliance Manual, as necessary, through the PTA system.

Exempt Accounts Certification

Mr. Sahn,

In accordance with Rule 204A-1 under the Investment Advisers Act of 1940 (the “Rule”), I am considered to be an “access person” of Timbercreek Asset Management (US) (“Timbercreek”) and subject to the Rule’s terms and conditions. The Rule requires periodic reporting of my personal securities transactions and holdings to be made to Timbercreek. However, as specified in the Rule, I am not required to submit any report with respect to securities held in accounts over which I have “no direct or indirect influence or control.”

I have retained a trustee or third-party manager (the “Manager”) to manage certain of my accounts. Following is a list of the accounts over which I have no direct or indirect influence or control (the “Accounts”):

Name of Broker, Dealer, or Bank	Account Name	Relationship to Manager (independent professional, friend, relative, etc.)

By signing below, I acknowledge and certify that:

•	I have no direct or indirect influence or control over the Accounts;

•
If my control over the Accounts should change in any way, I will immediately notify you in writing of such a change and will provide any required information regarding holdings and transactions in the Accounts pursuant to the Rule; and

•
I agree to provide reports of holdings and/or transactions (including, but not limited to, duplicate account statements and trade confirmations) made in the Accounts at the request of Timbercreek’s Chief Compliance Officer.

Access persons completing this certification on an annual basis, also acknowledge and certify the following:

•	I did not direct or suggest any purchases or sales of specific securities for the Accounts during the period <Month YEAR to Month YEAR>;

•	Any discussions with the Manager about my Accounts related to general guidelines involving my investment objectives, risk tolerance and investment timeline.

Name:

Signature:

Date:

[DATE]

[INSERT CONTACT]

Re: Name, Account No. Dear Sirs/Mesdames:
In accordance with Rule 204A-1 (the “Rule”) under the Investment Advisers Act of 1940, I am considered to be an “access person” of Timbercreek Management (US) (“Timbercreek”) and subject to the Rule’s terms and conditions. The Rule requires periodic reporting of my personal securities transactions and holdings to be made to Timbercreek.

By signing below, you acknowledge and certify that: (a) the above-captioned accounts (the “Accounts”) held with your firm, in which I am considered to have direct or indirect beneficial ownership, are not under my direct or indirect influence or control; (b) I will not share any information of any kind with your firm gained by virtue of my position at Timbercreek or elsewhere under any circumstances; and (c) in the course of executing your trading strategies, you may by coincidence enter into trades in the Accounts consistent with Timbercreek’s trading strategies, regarding which I may have access to material, non-public information, but, consistent with this letter and applicable securities laws, you will neither seek information from me relating to any company or transaction nor will you seek or obtain from me approval or direction for any trade either prior to or following execution. Your firm has been given limited power of attorney to trade securities in the aforementioned accounts and complete discretionary power to make investment decisions on my behalf without consulting me.

Finally, kindly send a copy of the discretionary investment management agreement or trading authorization agreement, between your firm and me, to Timbercreek’s Chief Compliance Officer at the address listed below by no later than [DATE].

Thank you for your attention to this matter. Sincerely,

First Last

ACKNOWLEDGED AND AGREED TO:
[Broker]
By:
Name:
Title:

cc: Samuel Sahn, Chief Compliance Officer Timbercreek Asset Management, (US) 205 East 42nd Street, 16th Floor
New York, NY 10017

Miscellaneous Reporting Form
Use this form to make disclosures or seek approvals not addressed by other forms in this Manual.

Provide a detailed description of the issue you are disclosing or for which you are seeking approval. To the extent possible, include specific names and dates, as well as any applicable conflicts of interest or regulatory issues.

Submitted by:

Signature                Date

Print Name

Reviewed by:

Signature                Date

Print Name

Describe any necessary follow up: